UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2025

Iris Bincovich
Chief Executive Officer
Innocan Pharma Corporation
1015, 926 - 5 Avenue SW
Calgary, Alberta T2P 0N7
Canada

Re: Innocan Pharma Corporation
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 28, 2025
CIK No. 0001889791

Dear Iris Bincovich:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 27, 2025 letter.

Amendment No. 1 to Draft Registration Statement

Cover Page

1. Based on your response to prior comment 40 and your revised disclosure on page 135, it appears that you intend to follow home country corporate governance practices with respect to director independence and that your board of directors will not be comprised of a majority of independent directors after consummation of your offering. If true, please disclose this on your prospectus cover page and in your prospectus summary, and include appropriate risk factor disclosure.

Prospectus Summary
Overview, page 1

2. Please continue to revise your disclosure in this section in response to prior comment 1 to clarify, if true, that the following statements are based on your pre-clinical efforts and have not been verified by clinical trials:
   - "Our synthetic Cannabidiol-loaded Liposome injection Platform (LPT-CBD) facilitates exact dosing and the prolonged and controlled release of synthetic cannabidiol, or CBD, into the blood stream;" and
   - "The novelty of LPT-CBD lays in its ability to be injected under the skin (subcutaneously) once a month facilitating the prolonged release of synthetic CBD to the blood stream for up to four weeks."
3. We note from your revised disclosure that you expect, based on various scientific studies, including a report of the World Health Organization, that your product candidate will avoid many of the risks of addiction, tolerance, and dependency, commonly associated with opioids. Please clarify whether these studies involved the synthetic cannabidiol you are developing or cannabidiol in general.
4. We note from your revised disclosure in response to the third bullet point of prior comment 11 that you intend to submit an IND application for your initial Phase 1a studies of LPT-CBD following the completion of scale up and the approval of a single injection GLP safety study. Please revise to address the following:
   - clarify the timeframe in which you intend to complete the referenced scale up;
   - define GLP, including indicating whether that is a pre-clinical study;
   - indicate who would approve the single injection safety study;
   - disclose if you would have to complete such study with favorable results prior to submitting an IND with the FDA; and
   - indicate your current intentions with respect to the timing of completing the GLP safety study and submitting an IND.
5. Please continue to revise your disclosure in response to prior comment 11 to include the disclosure requested by the second bullet point of that comment regarding the status of your plans, if any, for establishing a scientific bridge to the listed drug.

Our Strengths, page 1

6. Please continue to revise your disclosure in this section, and in your last bullet point on pages 90 and 99, in response to prior comment 9 to clarify that any accelerated pathway does not increase the likelihood that your product candidate will receive marketing approval. This comment also applies to your added statement on page 109 regarding a "faster route to patent utilization and commercial approval."

Our Strategy
Regulatory Pathways, page 2

7. We note your added disclosure that products sold by B.I. Sky are "FDA approved" as compliant with the Modernization of Cosmetic Regulation Act of 2022. Please indicate the basis for this statement, and tell us how to reconcile this statement with

your response to prior comment 16 that your topical products have not received and do not require regulatory approval. Alternatively, revise your disclosure as appropriate.

The Offering, page 7

8. Please revise the bullet points at the end of this section, and the similar disclosure on pages 76 and 78, to address the common shares that may be issuable upon the conversion of the secured convertible debenture issued in March 2025.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues, page 81

9. We noted your revised disclosure in response to prior comment 23. Please revise to separately quantify each of the factors you noted that impacted the increase in revenues (i.e. private label offerings, product enhancement and product variations) for each of the periods presented, as applicable.

Business
Our Products, page 93

10. Please continue to revise your disclosure in this section in response to prior comment 25 to remove or revise any statements that state or imply that your product candidates are safe or effective. We continue to note the following disclosures:
- "safe performance following a single injection" (page 96);
- "Basic Safety in Clinical Dogs" (page 97);
- "adherence to strict testing standards in the development of its pharmaceutical product ensures solution supported in various animal models to be not only effective but also safe and reliable" (page 106); and
- "details extensive experiments demonstrating the efficacy…and basic safety of cannabidiol-loaded LPT (LPT-CBD)" (page 108).

Intellectual Property
License Agreement with Yissum, page 107

11. Please continue to revise your disclosure in this section in response to prior comment 37 to disclose the term of the license agreement with Yissum and the termination provisions, and separate the aggregate of the $600,000 in milestone payments to indicate the aggregate amount payable as development milestone payments and the aggregate amount payable as commercial milestone payments.

Government Regulation and FDA Regulatory Pathway
Human Application of Liposome-based Technology, page 108

12. Please continue to revise your disclosure in response to prior comment 24 to disclose the primary and secondary endpoints of, and how many participants you expect to enroll in, your Phase 1b study. Also disclose what adverse events you will evaluate in your Phase 1a and 1b clinical studies for LPT-CBD.

Regulatory Pathway, page 109

13. We note that, in response to the first bullet point of prior comment 11, you replaced the graphic that now appears on page 109 so as not to refer to Phase 2 and Phase 3 clinical trials. However, we note that you are pursuing a different indication from the listed drug and we note your disclosure that if the FDA accepts 505(b)(2) for LPT-CBD, that will allow you to rely on the extended non-clinical studies already performed with the listed drug and leverage the data for LPT-CBD IND application to enter efficacy studies in humans (phase 3). Since your revised graphic is intended to outline the process of your regulatory pathway, please revise the graphic to indicate whether you will need to conduct Phase 2 and Phase 3 trials. Also revise to show submission of an NDA as the final part of the regulatory pathway if appropriate.

Executive and Director Compensation, page 131

14. Please continue to revise your disclosure in this section in response to prior comment 39 to address the following:
    - since the total of compensation in the table includes the value assigned to the option grants disclosed in footnote 3, please tell us why the heading to the table indicates that the table excludes compensation securities or revise the heading as appropriate; and
    - revise footnote 3 to disclose the amount of securities underlying the options and the exercise price and expiration date of the options granted to each of the Covered Executive Officers in each of the years presented in the table. Alternatively, tell us why you do not believe such disclosure is appropriate. Refer to Item 4.a of Form F-1 and Item 6.B.1(b) of Part I of Form 20-F.

15. We note from your response to prior comment 39 that the company transfers on a monthly basis all funds for pension and retirement or similar benefits to the employees. Please tell us why it would not be appropriate to include the value of those transfers in the compensation table in accordance with Item 4.a of Form F-1 and Item 6.B.2 of Part I of Form 20-F or revise your table as appropriate to reflect this form of compensation.

16. Please update the compensation table on page 132 to include compensation disclosures for the year ended December 31, 2024. Refer to Item 4.a of Form F-1 and Item 6.B of Part I of Form 20-F, which requires compensation disclosure for the last full financial year.

Principal Shareholders, page 141

17. We note that you now identify Tamar Innovest Limited as a 5% or greater shareholder. Please revise the related footnote to your table to identify the natural persons who are the beneficial owners of the shares held by this entity.

Certain Relationships and Related Party Transactions, page 142

18. We note your response to prior comment 42. Specifically, we note your statement that the related-party assets referenced on page F-33 relate to a historical loan to your chief executive officer that was repaid in 2023. Please revise your disclosure in this section to include the information required by Item 7.B.2 of Part I of Form 20-F as it relates

to such loan. In this regard, we note that the item requirement covers the preceding three financial years.

Agreement with Brandzon Co, Ltd. - B.I. Sky Global Ltd., page 142

19. We note your added disclosure regarding the founders' agreement in response to prior comment 28. Please continue to revise your disclosure in this section to address the following:
    - disclose any rights and obligations of the parties to the founders' agreement, including with respect to the commercialization of products;
    - disclose whether, and if so, how, the founders' agreement addresses any potential conflicts of interest that may arise due to the interests of your COO on both sides of the joint venture with B.I. Sky, and to the extent material, include appropriate risk factor disclosure regarding the same;
    - clarify which party's sales of B.I. Sky's shares (by the company or Brandzon) may trigger the termination of the agreement;
    - given your disclosure that the owner's loan matures three years from issuance and that B.I. Sky has not made any payments of principal or interest, disclose whether the loan is in default and briefly describe any material risks resulting therefrom; and
    - briefly describe the general composition of B.I. Sky's board of directors (e.g., whether it is comprised of your and/or Brandzon's affiliates), as well as any material terms of the founders' agreement governing the composition of the board.

Please contact Gary Newberry at 202-551-3761 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Jessica Dickerson at 202-551-8013 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.